October 3, 2005

Mr. Patrick J. Summers
Chief Financial Officer
AIMS Worldwide, Inc.
10400 Eaton Place #450
Fairfax, VA 22030

Re: **AIMS Worldwide, Inc.**
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarterly period ended June 30, 2005
Commission File Number: 333-86711

Dear Mr. Summers:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements

General
1. We note from disclosure throughout your filing and in various Forms 8-K filed throughout the year that you have acquired several companies. Please explain to us how you have

evaluated these acquisitions individually and in the aggregate. Refer to Item 310 (c) of Regulation S-B. Your response should cover 2003 and 2004 as well as any acquisitions during 2005.

2. As a related matter, please tell us how you have satisfied the financial statement requirements for any acquisitions or group of acquisitions deemed significant under Item 310 (c) of Regulation S-B. Your response should include how and when any required financial statements were filed. Your response should cover 2003 and 2004 as well as any acquisitions during 2005. We may have further comment on your response.

Note 1. Organization, Basis of Presentation, and Significant Accounting Policies

Accounts Receivable, page 28

3. In our previous comment 2 in our letter dated May 30, 2003, we asked you to include a description of your policy with respect to a periodic review of receivable balances and an assessment of their collectability. Although your current disclosure indicates the result of your current review, it does not address your policy for conducting this assessment. As such, please revise your disclosure to discuss your policy as previously requested.

Revenue Recognition, page 28

4. We note from your disclosure on page 28 that a substantial portion of your 2004 revenue was earned through a cost-plus contract with a related entity. Supplementally explain the specific terms of this contract. Include in your response the services involved, payment terms, and any other relevant information with respect to this contract. We may have further comment on your response.

Note 2. Related Party Transactions, page 29

5. We note from your disclosure on page 29 that ATB, the entity you reported as having been acquired on April 19, 2004 in your Form 8-K filed on May 3, 2004, made advances and investments in excess of $1.2 million during 2004. Further, we note that these advances and investments were written off prior to year end. Supplementally explain to us the facts and circumstances surrounding these investments and advances and their subsequent impairment. Your response should include a timeline detailing the timing of your acquisition, when and why these investments were made, and when the decision was made to write off these investments. We may have further comment on your response.

6. As a related matter, please revise your financial statements to add a note dedicated solely to describing any acquisitions made during the period. This disclosure should address all of requirements set forth in paragraphs 51-57 of SFAS 141. Please include a copy of your intended disclosure with your response.

7. We note that you issued 1.8 million shares in January 2005 to officers in consideration for accrued compensation of $1,123,380. Supplementally explain to us how the value of $0.62 per share used in this transaction compared with market value at the transaction date, how you determined market value, and whether you recorded any gain or loss on the transaction.

8. We note from your disclosure on pages 17 and 30 of your Form 10-KSB that you exchanged 1,206,220 for the extinguishment of $1,326,853 of outstanding debt and accrued interest. However, in your discussion of recent stock transactions on page 19 of your Form 10-QSB for the quarter ended June 30, 2005, and on page 8 of your Form 10-KSB, you state that 1,326,853 shares were exchanged for debt forgiveness and modification in the amount of $1,326,853. Please explain this apparent discrepancy. Your response should also address how the stock issued was valued, how the value compared to your market value in November 2004 of $0.50 per share, as stated in your discussion of warrant valuation in Note 6 on page 32, and whether you recorded any gain or loss on debt extinguishment.

Segments

9. We note from your Note F: Segment Information on page 10 of your Form 10-QSB for the quarter ended March 31, 2005 that you report in three segments, Media Services, Media Properties, and Consulting Services. We did not, however, note any similar disclosure in your Form 10-KSB for the year ended December 31, 2004. Supplementally explain to us why you have not made the disclosures required by SFAS 131 in your annual filing as it appears you believe you have three reportable segments. We may have further comment on your response.

Form 10-KSB for the quarterly period ended June 30, 2005

10. We note that you recorded a significant amount of goodwill in your 2005 acquisitions of HWL&V and Prime Time Cable. In this regard, supplementally tell us what consideration was given to recording intangible assets before allocating the excess purchase price to goodwill. See SFAS 141 and 142, as well as EITF 02-17 for guidance

11. In light of the fact the HWL&V had no assets at the time of its acquisition, supplementally tell us how the parties arrived at the purchase price of 500,000 shares of your common stock along with payment of certain liabilities.

12. With respect to your acquisition of Prime Time Cable, please tell us whether its cable and Internet systems of operated pursuant to any contractual arrangements. If so, provide us with a general overview of such arrangements.

13. Also, in Note B to your interim financial statements, you refer to the historical increase in value of subscriber contracts. Supplementally describe these contracts and tell us how such contracts were valued when you recorded the acquisition of Prime Time Cable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief